FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 26, 2009

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

TABLE OF CONTENTS

Item
1	Press release dated 25 May 2009

Item 1

Press Release

Amsterdam, 25 May 2009

ABN AMRO Group reports first quarter 2009 financial results

First quarter 2009 update
ABN AMRO recorded a loss after tax of EUR 886 million for the first quarter 2009. A loss after tax of EUR 889 million from continuing operations was offset by a gain after tax on discontinued operations of EUR 3 million. The Group’s total loss after tax comprises of a loss after tax of EUR 928 million attributable to the Royal Bank of Scotland Group plc (RBS) acquired businesses, a gain after tax of EUR 87 million attributable to the Dutch State acquired businesses, a loss after tax of EUR 48 million attributable to the Group’s Central Items and a gain after tax of EUR 3 million attributable to Banco Santander S.A. (Santander)’s remaining acquired businesses in ABN AMRO Group classified as discontinued operations.

Despite reporting a loss, the result from continuing operations improved significantly compared with the latter half of 2008. The majority of the improvement is attributable to the RBS acquired businesses where the large valuation losses and losses on transfers of portfolios and activities to RBS recorded in 2008 have not reoccurred in the 1st quarter 2009 at the 2008 level. For further information regarding the results of the RBS acquired businesses please refer to the RBS Q1 2009 Interim Management Statement published on 8 May 2009 and available on the RBS website (www.rbs.com). An overview of the results and financial position of the Dutch State acquired businesses is included in Appendix I and a summary of the Group results and financial position in Appendix II of this release.

Capital, liquidity and funding
ABN AMRO continues to be well funded and capitalised. At 31 March 2009, the Group’s tier 1 was 12.7% (31 December 2008: 10.9%) and the total capital ratio was 16.8% (31 December 2008: 14.4%). This reflects a reduction in risk weighted assets in the first quarter and a EUR 3 billion capital injection by RBS. Our capital ratios continue to exceed the minimum tier 1 and total tier capital ratios of 9% and 12.5% respectively set by the Dutch Central Bank during the separation period of ABN AMRO Group. ABN AMRO continues to comfortably maintain the regulatory liquidity requirements.

Update on separation

Separation activity in Q1 2009
RBS, Santander and the Dutch State continue to work on a joint plan for legally separating the Dutch State acquired businesses from the residual RBS acquired business into two separate banks. This includes ensuring adequate capitalisation post legal separation and access to the capital and money markets for both banks. The Dutch State acquired businesses will be transferred into a new legal entity, to be named ABN AMRO Bank N.V., under a separate banking licence. The preparation of the banking licence application and legal separation documentation including pro-forma financial information is in progress and planned for submission to the Dutch Central Bank and the Chamber of Commerce respectively in the summer of 2009. Legal separation is expected to be finalised by the end of 2009.

RBS continues to plan and execute the strategy for its acquired businesses. Following the separation of the Dutch State acquired businesses, the existing ABN AMRO Bank N.V. will be renamed the Royal Bank of Scotland N.V. (RBS N.V.). The future RBS N.V. will be part of RBS and will principally contain the international lending and international transaction services of RBS.

The intention is that the new bank comprising the Dutch State acquired businesses will target its three current client segments, being Dutch commercial clients (SMEs and corporates), Dutch consumer clients, and international private clients, with a complete product range ensuring continuity for its clients. In addition, the new bank will continue to service its clients in the international diamonds and jewellery business. The focus of the new bank will be to protect its current market position by building on existing strengths in the preparation for the integration with Fortis Bank Nederland. The bank intends to maintain a relatively conservative risk profile, while adhering to a cost conscious management approach. The bank is pursuing the sale of part of the Dutch commercial clients activities included in HBU and selected regional branch offices to comply with the requirements of the European Commission. This is subject to approval by the shareholder and the European Commission.

Governance until legal separation
Until the final legal separation, ABN AMRO Group will continue to be governed by its Managing Board and Supervisory Board and be regulated on a consolidated basis with capital ratios and liquidity measures and exposures of the Group being reported to and regulated by its supervisor, the Dutch Central Bank. Any future capital repatriations to individual Consortium Members are part of an overall capital plan authorised within the governance of ABN AMRO and agreed between Consortium Members. Additionally, these are subject to regulatory approval.

ABN AMRO Group’s Annual Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. In preparing financial information in this press release, the same accounting principles are applied as in the 2008 ABN AMRO Holding N.V. Annual Report. All figures in this press release are unaudited. Small differences are possible in the tables due to rounding.

Certain statements made in this release are statements of future expectations and other forward-looking statements. Such statements are based on current expectations, and by their nature are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by these statements. Factors that may cause actual results, performance or events to differ materially from those in such statements include, among other things, (i) the extent and nature of the financial crisis as it continues to unfold in Europe, the US and the other major markets where ABN AMRO operates, (ii) risks related to ABN AMRO’s transition and separation process, (iii) general economic conditions in the Netherlands and other countries in which ABN AMRO has significant business activities or investments, (iv) the actions taken by governments and their agencies to support individual banks and the banking system, (v) the monetary and interest rate policies of the European Central Bank, the Board of Governors of the Federal Reserve System and other G-7 central banks, (vi) inflation or deflation, (vii) unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices, (viii) changes in Dutch and foreign laws, regulations and taxation, and (ix) general competitive factors. ABN AMRO assumes no responsibility or obligation to update publicly or review any of the forward-looking statements contained in this document.

For further information, please contact
ABN AMRO Persvoorlichting pressrelations@nl.abnamro.com +31 20 6288900	RBS Group Investor Relations Richard O’Connor, +44 207 672 1758 Anne-Marie.Hartnett@rbs.com Stephen.moir@rbs.com Neil Moorhouse, +44 131 523 4414

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APPENDIX I – Financial results and position of the Dutch State acquired businesses

Results of the Dutch State acquired businesses

EUR in millions	2009	2008
	Q1	Q4	Q3	Q2	Q1	Full year
Profit and Loss
Net interest income	778	815	787	819	802	3,223
Net fee and commissions income	299	299	330	349	344	1,322
Net trading income	50	49	50	41	50	190
Results from financial transactions	60	42	23	119	(2)	182
Share of result in equity accounted investments	-	(8)	(3)	6	36	30
Other operating income	54	46	70	59	67	242

Operating income	1,241	1,243	1,257	1,392	1,296	5,189
Operating expenses	863	1,044	930	890	921	3,786
Operating result	378	199	327	502	375	1,403
Loan impairment and other credit risk provisions	252	393	148	147	88	776
Operating profit/(loss) before taxes	126	(194)	179	355	287	627
Tax	39	(35)	43	87	61	156
Profit/(loss) from continuing operations	87	(159)	136	267	226	471

The businesses acquired by the Dutch State, consisting of the Dutch commercial and retail banking and international private clients business, benefited from stable operating income and lower operating expenses in the first quarter 2009. Net interest income continues to be impacted by higher funding costs, while Results from financial transactions benefited from some gains on sales of debt securities. Loan loss provisions, which continued at the rate experienced in late 2008, predominantly comprise specific provisions against commercial loan portfolios. The reduction in operating expenses reflects the absence of staff related provisions and the deposit guarantee fund provision charged in previous quarters, and the effect of cost control measures.

Balance Sheet information

EUR in billions	Dutch State Acquired Businesses
	31 March 2009	31 December 2008
Assets
Cash and balances with central banks	0.6	0.6
Financial assets held for trading	1.1	1.0
Financial investments	14.7	14.7
Loans and receivables - banks	10.5	7.4
Loans and receivables - customers	151.3	150.4
Other	9.0	9.4
Total assets	187.2	183.5

Liabilities
Financial liabilities held for trading	0.3	0.3
Due to banks	1.0	0.7
Due to customers	130.5	122.0
Issued debt securities	30.6	31.2
Other	12.7	16.4
Subordinated liabilities	5.6	5.9
Total liabilities	180.7	176.5

Allocated equity[1]	6.5	7.0

Total allocated equity[1] and liabilities	187.2	183.5

AUM	105	102
1 Allocated equity excludes the Dutch State’s share in the equity deficit in Central Items.

The Dutch State acquired businesses’ balance sheet and developments of risk weighted assets have remained stable over the first quarter of 2009. The reduction in allocated equity balances reflects unrealised losses on the fair valuation of interest rate swaps in cash flow hedges and on available-for-sale financial assets. Assets under Management in private banking have slightly increased since the end of 2008 due to a net inflow of assets under management. Overall levels remain low as a result of the weakness in the financial markets. The continued client preference for cash has led to an increase in client deposits included in Due to customers.

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APPENDIX II - Financial results and position of the Group

Set out below is a summary of the ABN AMRO Group results and financial position. The non-GAAP results exclude the effect of consolidating private equity investments.

Results of the Group

EUR in millions	Group IFRS		Group non-GAAP
	Q1 2009	Full year 2008	Q1 2009	Full year 2008

Net interest income	1,208	5,783	1,212	5,828
Net non-interest income	360	(6,241)	237	(7,931)

Operating income	1,568	(458)	1,449	(2,103)
Operating expenses	1,974	11,629	1,855	9,994
Operating result	(406)	(12,087)	(406)	(12,097)
Loan impairment and other credit risk provisions	681	3,387	681	3,387
Operating profit/(loss) before taxes	(1,087)	(15,474)	(1,087)	(15,484)
Tax	(198)	(2,580)	(198)	(2,590)
Profit/(loss) from continuing operations	(889)	(12,894)	(889)	(12,894)
Profit from discontinued operations net of tax	3	16,489	3	16,489
Profit for the period	(886)	3,595	(886)	3,595

The first quarter of 2009 has not seen valuation losses at the level recorded in 2008. Furthermore losses on credit market positions and loan impairments in the first quarter 2009 were partially offset by own credit gains.

Balance Sheet information

EUR in billions	Group IFRS
	31 March 2009	31 December 2008
Assets
Cash and balances with central banks	7.8	5.9
Financial assets held for trading	159.0	212.7
Financial investments	69.0	67.1
Loans and receivables - banks	70.8	75.6
Loans and receivables - customers	266.0	270.5
Other	27.9	35.0
Total assets	600.5	666.8

Liabilities
Financial liabilities held for trading	143.1	192.1
Due to banks	75.3	94.6
Due to customers	216.2	209.0
Issued debt securities	107.7	111.3
Other	27.1	29.2
Subordinated liabilities	13.7	13.5
Total liabilities	583.1	649.7

Total equity	17.4	17.1

Total equity and liabilities	600.5	666.8

RWA	165.0	176.0

BIS ratio (percentages)
Core tier 1	11.71	10.10
Tier 1	12.74	10.88
Total BIS ratio	16.78	14.43

The Group’s total assets amounted to EUR 600 billion at 31 March 2009, a decrease of EUR 67 billion, or 10%, compared with 31 December 2008. This decrease principally reflects the transfer of certain assets and activities from the ABN AMRO Group to RBS, reducing the risk profile of the Group and supporting the implementation of the strategy for the future RBS N.V.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.
Date:	26 May 2009	By:	/s/ Petri Hofsté
			Name:	Petri Hofsté
			Title:	Group Controller & Deputy Chief Financial Officer

		By:	/s/ Mark Boyle
			Name:	Mark Boyle
			Title:	Head of Reporting & Policy